UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                NSS Bancorp Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    62938H109
               --------------------------------------------------
                                 (CUSIP Number)

 Elliot Press, Esq., c/o Rosenman & Colin LLP, 575 Madison Avenue, New York, NY
                              10022 (212) 940-8800
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 March 20, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box|X|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------
CUSIP No. 62938H109
-------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cramer Rosenthal McGlynn, LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

           00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
    NUMBER OF
                              0
     SHARES       --------------------------------------------------------------
                      8     SHARED VOTING POWER
  BENEFICIALLY

    OWNED BY                    33,000 Shares
                  --------------------------------------------------------------
      EACH            9     SOLE DISPOSITIVE POWER

    REPORTING
                              0
     PERSON       --------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
      WITH
                                33,000 Shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          33,000 Shares
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.36%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

               OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------
CUSIP No. 62938H109
-------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cramer Rosenthal McGlynn, Inc.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

           00
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER
    NUMBER OF
                              0
     SHARES       --------------------------------------------------------------
                      8     SHARED VOTING POWER
  BENEFICIALLY

    OWNED BY                   163,000 Shares
                  --------------------------------------------------------------
      EACH            9     SOLE DISPOSITIVE POWER

    REPORTING
                              0
     PERSON       --------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
      WITH
                               163,000 Shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          163,000 Shares
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      This Statement relates to the shares of Common Stock ("Common Stock") of NSS Bancorp Inc. (the "Company"), a corporation organized under the laws of the State of Connecticut. The principal executive offices of the Company are located at 48 Wall Street, P.O. Box 28, Norwalk, Connecticut 06852.

Item 2. Identity and Background

      (a) Pursuant to Rule 13-d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Cramer Rosenthal McGlynn, LLC, a New York limited liability company ("CRM") and Cramer Rosenthal McGlynn, Inc. ("CRM, Inc."), a New York corporation. CRM and CRM, Inc. (together, the "Reporting Persons") are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons disclaim the existence of a group with any other investors in the Company and do not affirm the existence of a group among the Reporting Persons.

      (b)-(c)

      Cramer Rosenthal McGlynn, LLC

      CRM is a limited liability company that provides investment management services under the Investment Company Act of 1940, as amended. The principal business address of CRM is 707 Westchester Avenue, White Plains, NY 10604. Its telephone number is (212) 838-3830.

      Cramer Rosenthal McGlynn, Inc.

      CRM, Inc. is a corporation that provides investment management services and services as general partner and managing member to various investment partnerships and limited liability companies, respectively. The principal business address of CRM, Inc. is 707 Westchester Avenue, White Plains, New York 10604. Its telephone number is (212) 838-3830.

      The name, business address and present principal occupation or employment of each of the executive officers, directors and controlling shareholders of CRM and CRM, Inc. is set forth on Schedule I annexed hereto which is incorporated herein by reference.

      (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting

      Persons and none of the persons listed on Schedule I hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons and none of the persons listed on
      Schedule I hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      The source of funds for each of the Reporting Persons was the respective personal funds or working capital of their clients or entities they control. The personal funds and working capital may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

      The total cost of the reported securities for each Reporting Person, including those of their respective clients and entities they control, is as follows:

      CRM                                     $ 1,406,625.00
      CRM, Inc.                                 6,947,875.00

Item 4. Purpose of Transaction.

      The Reporting Persons acquired the securities reported herein for investment purposes. Depending upon market conditions and other factors that each Reporting Person may deem material to its investment decisions, the Reporting Persons may purchase additional securities of the Company in the open market or in private transactions or may dispose of all or a portion of the securities of the Company that each now owns or hereafter may acquire. Except as otherwise set forth herein, the Reporting Persons have no plans or proposals which relate to, or could result in any matter referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) CRM (including its clients) beneficially owns 33,000 shares of Common Stock, representing approximately 1.36% of the outstanding Common Stock of the Company. CRM, Inc. (including its clients) beneficially owns 163,000 shares of Common Stock, representing approximately 6.7% of the outstanding Common Stock of the Company. Collectively, the Reporting Persons (including their clients and entities they control) own 196,000 shares, representing 8.06% of the outstanding Common Stock of the Company. The percentages listed in this paragraph are based on the aggregate number of shares of Common Stock based on information received by the Reporting Person from a third-party information service.

      (b) By reason of their respective position as investment advisors to their respective advisory clients, CRM and CRM, Inc. may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by their respective advisory clients. Pursuant to Rule 13d-4 promulgated under the Exchange Act, CRM and CRM, Inc. each disclaim beneficial ownership of all shares of Common Stock owned by each of their respective advisory clients.

      (c) Set forth immediately below is a description of each transaction in the Company's Common Stock that were effected by the Reporting Persons within the last 60 days. All such transactions were purchases effected on the open market on March 20, 1998:

                           Number of         Price per
      Reporting Person     Shares            Share
      ----------------     ---------         ---------

      CRM, Inc.            26,000            $42.63
      CRM, Inc.            71,000            $42.63
      CRM, Inc.            55,000            $42.63
      CRM                  32,000            $42.63
      CRM                   1,000            $42.63
      CRM, Inc.            11,000            $42.63

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuers

        None.

Item 7. Material to be Filed as Exhibits

        None.

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 1998


                                         CRAMER ROSENTHAL MCGLYNN, LLC


                                         By: Eugene A. Trainor III
                                             ------------------------------
                                         Title: Senior Vice President


                                         CRAMER ROSENTHAL MCGLYNN, INC.


                                         By: Eugene A. Trainor III
                                             ------------------------------
                                         Title: Senior Vice President

                                   Schedule I

                        Executive Officers and Directors

CRAMER ROSENTHAL MCGLYNN, LLC

      The name and present principal occupation or employment of each of the executive officers and directors of CRM is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, NY 10604.

                                     Present Principal
Name and Positions Held              Occupation and Employment
-----------------------              -------------------------

Gerald B. Cramer                     Chairman and a Manager

Ronald H. McGlynn                    President and CEO and a Manager

Edward J. Rosenthal                  Vice Chairman

Jay B. Abramson                      Executive Vice President
                                     and a Manager

Fred M. Filoon                       Senior Vice President

Arthur J. Pergament                  Senior Vice President and a
                                     Manager

Eugene A. Trainor III                Senior Vice President and Chief
                                     Financial Officer

Ted T. Cecala                        Manager

CRAMER ROSENTHAL MCGLYNN, INC.

      The name and present principal occupation or employment of each of the executive officers and directors of CRM, Inc. is set forth below. The business address of each such person is 707 Westchester Avenue, White Plains, NY 10604.

                                     Present Principal
Name and Positions Held              Occupation and Employment
-----------------------              -------------------------

Gerald B. Cramer                     Chairman and a Director

Ronald H. McGlynn                    President and CEO and a Director

Edward J. Rosenthal                  Vice Chairman and a Director

Jay B. Abramson                      Executive Vice President
                                     and a Director

Fred M. Filoon                       Senior Vice President and a
                                     Director

Arthur J. Pergament                  Senior Vice President
                                     and a Director

Eugene A. Trainor III                Senior Vice President and Chief
                                     Financial Officer and
                                     a Director